Exhibit 99.1

Ellomay Capital Ltd. and its Subsidiaries Condensed Consolidated Interim Financial Statements As at June 30, 2022 (Unaudited)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Financial Statements

Contents

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Financial Position

		June 30,	December 31,	June 30,
		2022	2021	2022
		(Unaudited)	(Audited)	(Unaudited)
				Convenience Translation
	Note	€ in thousands		into US$in thousands**
Assets
Current assets
Cash and cash equivalents		59,951	41,229	62,287
Marketable securities	4	1,761	1,946	1,830
Short term deposits	4	-	28,410	-
Restricted cash	4	4,280	1,000	4,447
Receivable from concession project		1,786	1,784	1,856
Trade and other receivables	5	10,744	9,487	11,163
		78,522	83,856	81,583
Non-current assets
Investment in equity accounted investee	6	32,410	34,029	33,673
Advances on account of investments		1,554	1,554	1,615
Receivable from concession project		25,991	26,909	27,004
Fixed assets	8	352,680	*340,897	366,424
Right-of-use asset		23,360	23,367	24,270
Intangible asset		4,418	4,762	4,590
Restricted cash and deposits	4	20,379	15,630	21,174
Deferred tax		23,723	12,952	24,648
Long term receivables	5	8,581	5,388	8,915
Derivatives	7	2,718	2,635	2,824
		495,814	468,123	515,137
Total assets		574,336	551,979	596,720
Liabilities and Equity
Current liabilities
Current maturities of long-term bank loans		12,306	126,180	12,786
Current maturities of other long-term loans		10,000	16,401	10,390
Current maturities of debentures		19,785	19,806	20,556
Trade payables		2,059	2,904	2,138
Other payables		20,120	20,806	20,904
Current maturities of derivatives		38,996	14,783	40,516
Current maturities of lease liabilities		675	4,329	701
		103,941	205,209	107,991
Non-current liabilities
Long-term lease liabilities		16,206	15,800	16,838
Long-term bank loans		217,845	39,093	226,335
Other long-term loans		25,754	37,221	26,758
Debentures		93,973	117,493	97,635
Deferred tax		6,409	*9,044	6,659
Other long-term liabilities		3,324	3,905	3,454
Derivatives	7	24,198	10,107	25,141
		387,709	232,663	402,820
Total liabilities		491,650	437,872	510,811

Equity
Share capital		25,605	25,605	26,603
Share premium		85,943	85,883	89,292
Treasury shares		(1,736)	(1,736)	(1,804)
Transaction reserve with non-controlling Interests		5,697	5,697	5,919
Reserves		(11,763)	7,288	(12,221)
Accumulated deficit		(8,121)	*(6,899)	(8,437)
Total equity attributed to shareholders of the Company		95,625	115,838	99,352
Non-Controlling Interest		(12,939)	*(1,731)	(13,443)
Total equity		82,686	114,107	85,909
Total liabilities and equity		574,336	551,979	596,720

* Reclassified, please see Note 2C.
* Convenience translation into US$ (exchange rate as at June 30, 2022: EUR 1 = US$1.039)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Profit or Lost and Other Comprehensive Income or Loss

	For the six months ended June 30,		For the year ended December	For the six months ended
	2022	2021	31, 2021	June 30, 2022
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
				Convenience
				Translation
	€ in thousands (except per share amounts)			into US$**

Revenues	29,196	*20,393	*45,721	30,334
Operating expenses	(13,132)	*(7,572)	*(17,590)	(13,644)
Depreciation and amortization expenses	(7,978)	*(7,076)	*(15,116)	(8,289)
Gross profit	8,086	5,745	13,015	8,401

Project development costs	(1,554)	(1,119)	(2,508)	(1,615)
General and administrative expenses	(3,297)	(2,572)	(5,661)	(3,425)
Share of profits (losses) of equity accounted investee	(602)	(772)	117	(625)
Operating profit	2,633	1,282	4,963	2,736

Financing income	4,439	1,716	2,931	4,612
Financing income (expenses) in connection with derivatives and warrants, net	338	(109)	(841)	351
Financing expenses	(6,958)	(7,745)	(28,974)	(7,230)
Financing expenses, net	(2,181)	(6,138)	(26,884)	(2,267)
Profit (loss) before taxes on income	452	(4,856)	(21,921)	469
Tax benefit (Taxes on income)	(1,087)	*(306)	*2,281	(1,129)
Loss for the period	(635)	(5,162)	(19,640)	(660)
Profit (loss) attributable to:
Owners of the Company	(1,222)	*(5,252)	*(15,090)	(1,270)
Non-controlling interests	587	*90	*(4,550)	610
Loss for the period	(635)	(5,162)	(19,640)	(660)
Other comprehensive loss items that after initial recognition in comprehensive income (loss) were or will be transferred
to profit or loss:
Foreign currency translation differences for foreign
operations	(3,683)	1,684	12,284	(3,826)
Effective portion of change in fair value of cash flow hedges	(31,942)	(5,202)	(13,429)	(33,186)
Net change in fair value of cash flow hedges transferred to profit
or loss	821	(1,225)	(3,353)	853
Total other comprehensive loss	(34,804)	(4,743)	(4,498)	(36,159)

Total other comprehensive loss attributable to:
Owners of the Company	(19,051)	(1,764)	3,124	(19,793)
Non-controlling interests	(15,753)	(2,979)	(7,622)	(16,366)
Total other comprehensive loss	(34,804)	(4,743)	(4,498)	(36,159)

Total comprehensive loss for the period	(35,439)	(9,905)	(24,138)	(36,819)

Total comprehensive loss for the period attributable to:
Owners of the Company	(20,273)	(7,016)	(11,966)	(21,063)
Non-controlling interests	(15,166)	(2,889)	(12,172)	(15,756)
Total comprehensive loss for the period	(35,439)	(9,905)	(24,138)	(36,819)

Basic net loss per share	(0.10)	*(0.41)	*(1.18)	(0.10)
Diluted net loss per share	(0.10)	*(0.41)	*(1.18)	(0.10)

* Reclassified, please see Note 2C.
* Convenience translation into US$ (exchange rate as at June 30, 2022: EUR 1 = US$1.039)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Changes in Equity

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the six months ended June 30, 2022 (unaudited):
Balance as at January 1, 2022	25,605	85,883	(6,899)	(1,736)	15,365	(8,077)	5,697	115,838	(1,731)	114,107
Profit (loss) for the period	-	-	(1,222)	-	-	-	-	(1,222)	587	(635)
Other comprehensive loss for the period	-	-	-	-	(3,466)	(15,585)	-	(19,051)	(15,753)	(34,804)
Total comprehensive loss for the period	-	-	(1,222)	-	(3,466)	(15,585)	-	(20,273)	(15,166)	(35,439)
Transactions with owners of the Company, recognized directly in equity:
Issuance of Capital note to non-controlling interest	-	-	-	-	-	-	-	-	3,958	3,958
Share-based payments	-	60	-	-	-	-	-	60	-	60
Balance as at June 30, 2022	25,605	85,943	(8,121)	(1,736)	11,899	(23,662)	5,697	95,625	(12,939)	82,686

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Changes in Equity (cont’d)

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Retained earnings (Accumulated deficit)	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the six months ended June 30, 2021 (unaudited):
Balance as at January 1, 2021	25,102	82,401	8,191	(1,736)	3,823	341	6,106	124,228	798	125,026
Profit (loss) for the period	-	-	*(5,252)	-	-	-	-	(5,252)	*90	(5,162)
Other comprehensive income (loss) for the period	-	-	-	-	1,636	(3,400)	-	(1,764)	(2,979)	(4,743)
Total comprehensive income (loss) for the period	-	-	(5,252)	-	1,636	(3,400)	-	(7,016)	(2,889)	(9,905)
Transactions with owners of the Company, recognized directly in equity:
Issuance of Capital note to non-controlling interest	-	-	-	-	-	-	-	-	8,682	8,682
Acquisition of shares in subsidiaries from non-controlling interests	-	-	-	-	-	-	(961)	(961)	961	-
Warrants exercise	454	3,348	-	-	-	-	-	3,802	-	3,802
Options exercise	22	-	-	-	-	-	-	22	-	22
Share-based payments	-	13	-	-	-	-	-	13	-	13
Balance as at June 30, 2021	25,578	85,762	2,939	(1,736)	5,459	(3,059)	5,145	120,088	7,552	127,640

* Reclassified, please see Note 2C.

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Changes in Equity (cont’d)

									Non-
									controlling	Total
	Attributable to shareholders of the Company								Interests	Equity
			Retained earnings (Accumulated		Translation Reserve from foreign		Transaction reserve with non-controlling
	Share	Share		Treasury		Hedging
	capital	premium	deficit)	shares	operations	Reserve	Interests	Total
	€ in thousands
For the year ended December 31, 2021 (audited):
Balance as at January 1, 2021	25,102	82,401	8,191	(1,736)	3,823	341	6,106	124,228	798	125,026
Profit (loss) for the year	-	-	*(15,090)	-	-	-	-	(15,090)	*(4,550)	(19,640)
Other comprehensive income (loss) for the year	-	-	-	-	11,542	(8,418)	-	3,124	(7,622)	(4,498)
Total comprehensive income (loss) for the year	-	-	(15,090)	-	11,542	(8,418)	-	(11,966)	(12,172)	(24,138)
Transactions with owners of the Company, recognized directly in equity:
Issuance of Capital note to non-controlling interest	-	-	-	-	-	-	-	-	8,682	8,682
Acquisition of shares in subsidiaries from non-controlling interests	-	-	-	-	-	-	(409)	(409)	961	552
Warrants exercise	454	3,419	-	-	-	-	-	3,873	-	3,873
Options exercise	49	-	-	-	-	-	-	49	-	49
Share-based payments	-	63	-	-	-	-	-	63	-	63

Balance as at December 31, 2021	25,605	85,883	(6,899)	(1,736)	15,365	(8,077)	5,697	115,838	(1,731)	114,107

* Reclassified, please see Note 2C.

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Changes in Equity (cont’d)

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	Convenience translation into US$*
For the six months ended June 30, 2022 (unaudited):
Balance as at January 1, 2022	26,603	89,230	(7,167)	(1,804)	15,964	(8,392)	5,919	120,353	(1,799)	118,554
Profit (loss) for the period	-	-	(1,270)	-	-	-	-	(1,270)	610	(660)
Other comprehensive loss for the period	-	-	-	-	(3,601)	(16,192)	-	(19,793)	(16,366)	(36,159)
Total comprehensive loss for the period	-	-	(1,270)	-	(3,601)	(16,192)	-	(21,063)	(15,756)	(36,819)
Transactions with owners of the Company, recognized directly in equity:
Issuance of Capital note to non-controlling interest	-	-	-	-	-	-	-	-	4,112	4,112
Share-based payments	-	62	-	-	-	-	-	62	-	62
Balance as at June 30, 2022	26,603	89,292	(8,437)	(1,804)	12,363	(24,584)	5,919	99,352	(13,443)	85,909

* Convenience translation into US$ (exchange rate as at June 30, 2022: EUR 1 = US$1.039)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Cash Flows

	For the six months ended June 30,		For the year ended December	For the six months ended
	2022	2021	31, 2021	June 30, 2022
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
				Convenience
				Translation
	€ in thousands			into US$*
Cash flows from operating activities
Loss for the period	(635)	*(5,162)	*(19,640)	(660)
Adjustments for:
Financing expenses, net	2,181	6,138	26,884	2,267
Profit from settlement of derivatives contract	-	(407)	(407)	-
Depreciation and amortization	7,978	*7,076	*15,116	8,289
Share-based payment transactions	60	13	63	62
Share of losses (profits) of equity accounted investees	602	772	(117)	625
Payment of interest on loan by an equity accounted investee	-	859	859	-
Change in trade receivables and other receivables	(2,579)	(2,124)	(1,883)	(2,680)
Change in other assets	53	(782)	(545)	55
Change in receivables from concessions project	(550)	757	1,580	(571)
Change in trade payables	(801)	(941)	154	(832)
Change in other payables	7,878	3,715	2,380	8,185
Income tax expense (tax benefit)	1,087	*306	*(2,281)	1,129
Income taxes paid	(3,255)	(15)	(94)	(3,382)
Interest received	922	921	1,844	958
Interest paid	(4,924)	(3,857)	(7,801)	(5,116)
Net cash provided by operating activities	8,017	7,269	16,112	8,329
Cash flows from investing activities
Acquisition of fixed assets	(22,274)	(64,665)	(83,682)	(23,142)
Repayment of loan by an equity accounted investee	149	1,400	1,400	155
Loan to an equity accounted investee	-	(244)	(335)	-
Advances on account of investments	-	(8)	-	-
Settlement of derivatives contract	(528)	(252)	(976)	(549)
Investment in restricted cash, net	(8,241)	(185)	(5,990)	(8,562)
Proceeds from (investment in) short term deposit	27,645	8,533	(18,599)	28,722
Proceeds from (investment in) marketable securities	-	1,785	(112)	-
Net cash used in investing activities	(3,249)	(53,636)	(108,294)	(3,376)
Cash flows from financing activities
Sale of shares in subsidiaries to non-controlling interests	-	1,400	1,400	-
Proceeds from options	-	22	49	-
Cost associated with long term loans	(8,958)	(197)	(2,796)	(9,307)
Payment of principal of lease liabilities	(4,000)	-	(4,803)	(4,156)
Proceeds from long term loans	196,189	32,476	32,947	203,835
Repayment of long-term loans	(143,095)	(3,390)	(18,905)	(148,672)
Repayment of Debentures	(19,764)	(30,730)	(30,730)	(20,534)
Repayment of SWAP instrument associated with long term loans	(3,290)	-	-	(3,418)
Proceeds from issue of convertible debentures	-	15,571	15,571	-
Proceeds from issuance of Debentures, net	-	25,465	57,717	-
Issuance / exercise of warrants	-	3,675	3,746	-
Net cash provided by financing activities	17,082	44,292	54,196	17,748

Effect of exchange rate fluctuations on cash and cash equivalents	(3,128)	2,489	12,370	(3,250)
Increase (decrease) in cash and cash equivalents	18,722	414	(25,616)	19,451
Cash and cash equivalents at the beginning of the period	41,229	66,845	66,845	42,836
Cash and cash equivalents at the end of the period	59,951	67,259	41,229	62,287

* Reclassified, please see Note 2C.
* Convenience translation into US$ (exchange rate as at June 30, 2022: EUR 1 = US$1.039)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 1 - General

Ellomay Capital Ltd. (hereinafter - the “Company”), is an Israeli company involved in the production of renewable and clean energy. As of June 30, 2022, the Company owns seven photovoltaic plants (each, a “PV Plant” and, together, the “PV Plants”) that are operating and connected to their respective national grids as follows: (i) five photovoltaic plants in Spain with an aggregate installed capacity of approximately 35.9 MW, (ii) 51% of Talasol, which owns a photovoltaic plant with installed capacity of 300MW in the municipality of Talaván, Cáceres, Spain (hereinafter – the “Talasol Project”) and (iii) one photovoltaic plant in Israel with an aggregate installed capacity of approximately 9 MW. In addition, the Company indirectly owns: (i) 9.375% of Dorad Energy Ltd. (hereinafter - “Dorad”), (ii) Ellomay Solar Italy One SRL and Ellomay Solar Italy Two SRL, that are constructing photovoltaic plants with installed capacity of 14.8 MW and 4.95 MW, respectively,  in the municipality of Latina, Borgo Bainsizza, Lazio Region, Italy, (iii) Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million (with a license to produce 7.5 million) Nm3 per year, respectively, and (iv) 83.333% of Ellomay Pumped Storage (2014) Ltd. (hereinafter – “Ellomay PS”), which is constructing a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel (hereinafter – the “Manara PSP”).

The ordinary shares of the Company are listed on the NYSE American and on the Tel Aviv Stock Exchange under the trading symbol “ELLO”. The address of the Company’s registered office is 18 Rothschild Blvd., Tel Aviv, Israel.

Effects of the spreading of the coronavirus and of the military conflict between Russia and Ukraine

Following the outbreak of the coronavirus (Covid-19) in China in December 2019, and the spreading of Covid-19 to many other countries since the beginning of 2020, creating the current pandemic situation, there was a decrease in economic activity in many areas around the world, including Israel, Spain and Italy. The spread of the virus has led, inter alia, to a disruption in the supply chain, a decrease in global transportation, restrictions on travel and work that were announced by the State of Israel and other countries around the world and a decrease in the value of financial assets and commodities on the markets in Israel and the world. In recent months, Spain, Italy, and Israel have experienced a resurgence in the number of Covid-19 cases, causing the local governments to renew restrictions and implement additional measures in order to attempt to curb the spread of the pandemic. Although the Company’s operations have not thus far been materially adversely affected by the restrictions imposed by local governments and authorities in the countries in which the Company operates, in the event the restrictions continue, or new restrictions are imposed, the operations of the Company, including the projects under construction and development, may be adversely affected. Also, as a result of the Covid-19 pandemic, the electricity prices in the European markets declined during the beginning of the pandemic due to the decrease in demand, resulting in a slight decrease in the Company’s revenues in Spain.  Despite a decrease in the number and severity of Covid-19 cases in recent months compared to the first year of the pandemic, the impact and implications of the pandemic, including the delays in supply chains and the shortage of components, causing delays, and increases in costs and expenses, are still impacting the markets and industries worldwide and may also indirectly affect the operations of the Company, for example through changes in the prices of oil resulting in a decrease in the electricity prices, and through reduction in demand for electricity, delays in construction of projects due to curtailment of work, limited availability of components required in order to operate or construct new projects, regulatory changes by countries affected by the virus, including changes in subsidies, collection delays, delays in obtaining permits, limited availability or changes in terms of financing for future projects, limited availability of corporate financing and lower returns on potential future investments. As a result, the Company's business and operating results could be negatively affected.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 1 - General (cont’d)

The military conflict between Russia and Ukraine impacted European and other markets and caused delays in supply and shortages in supply, including natural gas supply. Since the commencement of the military conflict between Russia and Ukraine and the gas shortage caused by such conflict, the electricity prices in the European markets have significantly increased and are currently higher that were in effect prior to the pandemic. The war in Ukraine also caused shortages in certain raw materials and an increase in delivery prices, impacting our biogas operations in the Netherlands. The supply of raw materials has since been renewed. In connection with the increases in electricity prices that commenced prior to the military conflict between Russia and the Ukraine but were enhanced significantly since the commencement of the conflict, the Spanish government implemented RDL 17/2021 that establishes the reduction, initially until March 31, 2022, of returns on the electricity generating activity of Spanish production facilities that do not emit greenhouse gases accomplished through payments of a portion of the revenues by the production facilities to the Spanish government. RDL 17/2021 was thereafter extended and applied until June 30, 2022. The continued military conflict between Russian and the Ukraine may adversely impact our operations in the future, including through the implementation of new regulation in the countries in which we operate, changes in the financial markets and availability of funds in Europe, shortages in raw materials and continued increase in delivery prices.

The extent to which the Covid-19 pandemic and the military conflict between Russian and Ukraine impacts the business of the Company will depend on future developments, which are highly uncertain and cannot be predicted.

Increase in Annual Interest Rate of the Company’s Series C Debentures

On June 6, 2022, the holders of the Company’s Series C Debentures approved an amendment to the Series C Deed of Trust, which provides for certain revisions to the financial covenants and for the increase of the annual interest rate payable on the principal of the Series C Debentures by 0.25% from 3.3% to 3.55%, commencing on June 6, 2022.

Note 2 - Basis of Preparation and Significant Accounting Policies

The accounting policies applied by the Company in these condensed consolidated unaudited interim financial statements are the same as those applied by the Company in its annual financial statements for 2021.

A.          Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the Company’s financial statements as at and for the year ended December 31, 2021 (hereinafter – “the annual financial statements”).

These condensed consolidated interim financial statements were authorized for issue on September 22, 2022.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 2 - Basis of Preparation and Significant Accounting Policies (cont’d)

B.          Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to exercise judgment when making assessments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

The significant judgments made by management in applying the Company’s accounting policies and the principal assumptions used in the estimation of uncertainty were the same as those that applied to the annual financial statements.

C.          Initial application of new standards, amendments to standards and interpretations

Amendment to IAS 16, Property, Plant and Equipment (“the Amendment”) –
The Amendment annuls the requirement by which in the calculation of costs directly attributable to fixed assets, the net proceeds from selling certain items that were produced while the Company tested the functioning of the asset should be deducted (such as samples that were produced when testing the equipment). Instead, such proceeds shall be recognized in profit or loss and the cost of the sold items will be measured according to the measurement requirements of IAS 2, Inventories.

The Amendment is applied retrospectively, including an amendment of comparative data, only with respect to fixed asset items that have been brought to the location and condition required for them to operate in the manner intended by management subsequent to the earliest reporting period presented at the date of initial application of the Amendment.

The cumulative effect of the Amendment was included in the opening balance of retained earnings for the earliest reporting period presented.

As a result of applying the Amendment the Company recognized an increase in the balance of fixed assets against a corresponding increase in retained earnings and the deferred tax in 2021. Please see the tables below:

	December 31, 2021
	€ in thousands
	As previously reported	Application effect IAS16- Amendment	As reported in these financial statements
	Audited	Unaudited	Unaudited

Fixed assets	340,065	832	340,897
Deferred tax	8,836	208	9,044
Accumulated deficit	(7,217)	318	(6,899)
Non-Controlling Interest	(2,037)	306	(1,731)

Revenues	44,783	938	45,721
Operating expenses	(17,524)	(66)	(17,590)
Depreciation and amortization expenses	(15,076)	(40)	(15,116)
Tax benefit (Taxes on income)	2,489	(208)	2,281
Profit (loss) attributable to:
Owners of the Company	(15,408)	318	(15,090)
Non-controlling interests	(4,856)	306	(4,550)

Basic loss per share	(1.20)	0.02	(1.18)
Diluted loss per share	(1.20)	0.02	(1.18)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 2 - Basis of Preparation and Significant Accounting Policies (cont’d)

C.        Initial application of new standards, amendments to standards and interpretations (cont’d)

Amendment to IAS 16, Property, Plant and Equipment (“the Amendment”) (cont’d) –

	June 30, 2021
	€ in thousands
	As previously reported	Application effect IAS16- Amendment	As reported in these financial statements
	Unaudited

Fixed assets	312,983	852	313,835
Deferred tax	8,124	213	8,337
Accumulated deficit	2,613	326	2,939
Non-Controlling Interest	7,239	313	7,552

Revenues	19,455	938	20,393
Operating expenses	(7,506)	(66)	(7,572)
Depreciation and amortization expenses	(7,056)	(20)	(7,076)
Tax benefit (Taxes on income)	(93)	(213)	(306)
Profit (loss) attributable to:
Owners of the Company	(5,578)	326	(5,252)
Non-controlling interests	(223)	313	90

Basic loss per share	(0.44)	0.03	(0.41)
Diluted loss per share	(0.44)	0.03	(0.41)

Amendment to IAS 37, Provisions, Contingent Liabilities and Contingent Assets – Costs of Fulfilling a Contract (“the Amendment”) –

According to the Amendment, when assessing whether a contract is onerous, the costs of fulfilling a contract that should be taken into consideration are costs that relate directly to the contract, which include the following:

-	Incremental costs; and

-	An allocation of other costs that relate directly to fulfilling a contract (such as depreciation expenses for fixed assets used in fulfilling that contract and other contracts).

The Amendment is applied retrospectively as from January 1, 2022, in respect of contracts where the entity has not yet fulfilled all its obligations.

Application of the Amendment did not have a material effect on the financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 3 - Seasonality

Solar power production has a seasonal cycle due to its dependency on the direct and indirect sunlight and the effect the amount of sunlight has on the output of energy produced. Thus, low radiation levels during the winter months decrease power production.

Note 4 - Restricted Cash, Deposits and Marketable Securities

	June 30,	December 31,
	2022	2021
	€ in thousands
	Unaudited	Audited

Marketable securities (1)	1,761	1,946

Short-term restricted cash (2)	4,280	1,000

Short-term deposits	-	28,410

Long-term restricted non-interest-bearing bank deposits (2)	20,379	15,630

1.	During 2021, the Company invested in a traded Corporate Bond with a coupon rate of 3.255%.
2.
Deposits used to secure obligations towards the Israeli Electricity Authority for the license for the pumped-storage project in the Manara Cliff in Israel in 2021 and to secure obligations under loan agreements.

Note 5 - Trade and Other Receivables

	June 30,	December 31,
	2022	2021
	€ in thousands
	Unaudited	Audited

Current Assets:
Trade and other receivables:
Government authorities	1,524	1,602
Income receivable	3,366	3,794
Interest receivable	14	3
Current tax	-	76
Trade receivable	3,287	598
Inventory	547	640
Derivatives (Note 7)	55	639
Prepaid expenses and other	1,951	2,135
	10,744	9,487
Non-current Assets:
Long term receivables
Loans to others	554	568
Annual rent deposits	48	33
Prepaid expenses associated with long term loans (1)	7,927	4,787
Other	52	-
	8,581	5,388

(1)
Prepaid commission expenses paid in connection with the Talasol Project’s project finance obtained from financing entities as at December 31, 2021 and prepaid commission expenses paid in connection with the Manara PSP project finance obtained from financing entities as at June 30, 2022.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 6 - Investee Companies and Other Investments

Information about investee companies and other investments

A. U. Dori Energy Infrastructures Ltd. (“Dori Energy”)-

The Company, through its wholly owned subsidiary, Ellomay Clean Energy Ltd. (“Ellomay Energy”), entered into an Investment Agreement (the “Dori Investment Agreement”) with Amos Luzon Entrepreneurship and Energy Group Ltd. (the “Luzon Group”), and Dori Energy, with respect to an investment in Dori Energy. Dori Energy holds 18.75% of the share capital of Dorad, which owns an approximate 860 MW bi-fuel operated power plant in the vicinity of Ashkelon, Israel (the “Dorad Power Plant”). Dorad holds production and supply licenses, both expiring in May 2034 and commenced commercial operation in May 2014.

Dorad provided guarantees in favor of the Israeli Electricity Authority, the Israel Electric Corporation and Israel Natural Gas Lines Ltd. These guarantees were provided through Dorad’s shareholders at their proportionate holdings, as required by the financing agreements executed by Dorad. As of June 30, 2022, total performance guarantees provided by Dorad amounted to approximately NIS 147,000 thousand (approximately €40,425 thousand). The Company's indirect share of guarantees that Dorad provided through its shareholders is approximately NIS 13,780 thousand (approximately €3,790 thousand).

Dorad and its shareholders are involved in several legal proceedings as follows:

Petition to Approve a Derivative Claim filed by Dori Energy and Ran Fridrich and Third Party Notices

In connection with the description of the petition to approve a derivative claim filed by Dori Energy and Hemi Raphael (replaced by Ran Fridrich) and related third party notices included in Note 6.A to the annual financial statements, the parties filed several motions in connection with the discovery process, the evidentiary hearings and expert opinions. Additional evidentiary hearings were held in March-May 2021. On May 19, 2022, summaries were submitted and during June and July 2022 several hearings were held to complete the oral arguments. The arbitrator informed the parties that he will issue an arbitration award in the first quarter of 2023.

The Company estimates (after consulting with legal counsel), that at this stage it is not yet possible to assess the outcome of the proceeding. With respect to the third party notices filed in connection with the derivative claim against Dori Energy and other parties, the Company estimates (after consulting with legal counsel) that if the main (Derivative) claim is dismissed then the third party notices will be redundant, whereas if the main claim is accepted, it is more likely than not that the third party notices shall be rejected, as they are based on arguments similar to those raised by the defendants in their statements against of defense filed against the main claim.

Petition to Approve a Derivative Claim filed by Edelcom

Please see above under “Petition to Approve a Derivative Claim filed by Dori Energy” for updates in connection with the petition to approve a derivative claim filed by Edelcom Ltd., one of the shareholders of Dorad (“Edelcom”), included in Note 6.A to the annual financial statements as this proceeding is also conducted in the framework of the above-mentioned arbitration. As noted above, the arbitration award in expected to be issued during the first quarter of 2023. The Company estimates (after consulting with legal counsel), that the chances of the petition to be approved are lower than the chances that it will be rejected.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 6 - Investee Companies and Other Investments (cont’d)

A. U. Dori Energy Infrastructures Ltd. (“Dori Energy”) (cont’d)-

Opening Motion filed by Zorlu

In connection with the description of the opening motion filed by Zorlu Enerji Elektrik Uretim A.S., one of the shareholders of Dorad (“Zorlu”) included in Note 6.A to the annual financial statements, as per which Zorlu asked the court to instruct Dorad to convene a shareholders meeting and to include a discussion and a vote on the planning and construction of an additional power plant adjacent to the existing power plant (the “Dorad 2 Project”), on the agenda of this meeting, in June 2021, a ruling was handed in which the court ordered Dorad to convene a special shareholders meeting, on whose agenda will be the planning and construction of the “Dorad 2 Project”. Following the said ruling, Dorad’s board resolved that Dorad's management will continue to examine the feasibility of the “Dorad 2 Project” and its implications and bring its decisions to the board’s approval. Dorad’s board of directors further resolved that to the extent it will approve the Dorad 2 Project, the decision will be presented to Dorad’s shareholders for approval. On July 27, 2021, a shareholders meeting of Dorad was held. In accordance with the court ruling, the agenda for such meeting included two resolutions (1) the planning and construction of the Dorad 2 Project – a resolution that Dori Energy and Eilat-Ashkelon Infrastructure Services Ltd. (“EAIS”), which holds 37.5% of Dorad, supported and Edelcom and Zorlu rejected; and (2) approval of the aforementioned resolution of the Dorad board of directors – a resolution which Dori Energy and EAIS supported and with respect to which Edelcom and Zorlu abstained. Following such shareholders meeting, correspondence was exchanged between Dorad and Edelcom concerning, among other issues, the implications of the aforementioned resolutions. Dorad estimates (after consulting with legal counsel) that by convening the aforementioned shareholders meeting Dorad complied with the court ruling and therefore the opening motion process ended. To the Company’s knowledge, the Dorad 2 Project is currently under initial internal examination by Dorad. On July 13, 2020, Dorad submitted to the National Infrastructure Committee, or NIC, plans for public objections, on January 11, 2021, the NIC decided to postpone the final decision and on December 27, 2021, the NIC decided to conditionally raise the construction of another power plant to a government decision. There can be no assurance as to if, when and under what terms it will be advanced or promoted by Dorad.

B. Manara Pumped Storage Project  –

On December 31, 2020, Ellomay PS, the Company’s 83.333% owned subsidiary, received the tariff approval for the project from the Israeli Electricity Authority that regulates the tariffs and formulas for purchasing capacity and energy from a pumped storage producer connected to the transmission grid for a period of 20 years beginning on the date of receipt of the permanent production license, upon construction completion and commercial operation. The tariff approval became effective following the financial closing of the Manara PSP in February 2021.

On February 11, 2021, the Manara PSP project finance reached financial closing. The Manara PSP project finance is provided by a consortium of Israeli banks and institutional investors, arranged and led by Mizrahi-Tefahot Bank Ltd. as further included in Note 6 and Note 11 to the annual financial statements. On January 31, 2022, Ellomay PS completed all the preliminary conditions for the first withdrawal under the Manara PSP project finance and executed the first withdrawal in the amount of approximately NIS 75,000 thousand (approximately €21,000 thousand), This amount was drawn from the Senior Secured Tranche and the Subordinated Secured B Tranche pro-rata. The amount drawn from the Senior Secured Tranche was approximately NIS 69,133 thousand (approximately €19,390 thousand) at an interest rate of 2.75% during the construction period and 1.9% as from the date of commercial operation.  The amount drawn from the Subordinated Secured B Tranche was approximately NIS 5,867 (approximately €1,610 thousand) at an interest rate of 4.45% during the construction period and 4% as from the date of commercial operation.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 6 - Investee Companies and Other Investments (cont’d)

B. Manara Pumped Storage Project (cont’d) –

Prior to the first withdrawal, the company requested a waiver in connection with the financial covenants required for the first withdrawal, so that instead of maintaining a projected ratio of minimum debt service cover (PROJECTED ADSCR) and LLCR as defined in the Finance Agreement of 1.35:1.00 for the Senior Secured Tranche, the projected ratio would be 1.34:1.00. In addition, considering the Subordinated Secured B Tranche, the company requested that instead of maintaining a projected minimum debt service coverage ratio and LLCR as defined under the Finance Agreement of 1.23:1.00, the ratio would be 1.24:1.00. The Lenders agreed to the request.

As part of the Manara PSP Project Finance, as of June 30, 2022, Ellomay PS paid upfront, agency and commitment fees in the accumulated amount of approximately NIS 30,600 thousand (approximately €8,415), which were included as other long-term receivables.

C. Ellomay Solar 28MW Photovoltaic Plant in Spain –

In June 2022, the photovoltaic plant constructed by Ellomay Solar S.L., a wholly-owned subsidiary of the Company (“Ellomay Solar”), in the municipality of Talaván, Cáceres, Spain, with a peak capacity of 28MW, was connected to the electricity grid and electricity production commenced. The Ellomay Solar PV Plant achieved PAC (Provisional Acceptance Certificate) in July 2022.

D. Development of PV Projects in Italy

In connection with the Framework Agreement executed in December 2019 and further detailed in Note 6.C to the annual financial statements, development of photovoltaic greenfield projects in Italy is progressing as planned. As of the reporting date, the first two photovoltaic plants with an aggregate capacity of approximately 20 MW entered into engineering, procurement & construction agreements (the “EPC Agreements”) with METKA EGN Italy S.r.l., a 100% indirect subsidiary of MYTILINEOS S.A., under the Renewables & Storage Development Business Unit. The EPC Agreements provide a fixed and lump-sum aggregate amount of approximately €16,030 thousand for the complete execution and performance of the works defined in the EPC Agreements. The works include the engineering, procurement and construction of the PV Plants and the ancillary facilities for injecting power into the grid and early O&M services (until the day immediately preceding the Provisional Acceptance Date). The EPC Agreements include additional customary provisions, including with respect to liquidated damages in connection with delays and performance, performance guarantees, suspension and termination. A notice to proceed was issued to the EPC contractor in May 2022 and construction works began. The construction period is expected to be 10 months.

In addition to the aforementioned PV Plants currently under construction, projects with an aggregate capacity of 100 MW reached RTB (“ready to build”) status, projects with an aggregate capacity of 70 MW received applicable licenses and are expected to reach RTB status within approximately 4 months when their appeal period ends, and projects with an aggregate capacity of 250 MW are under advances development stages.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 6 - Investee Companies and Other Investments (cont’d)

E. The Talmei Yosef 9MW Photovoltaic Plant in Israel –

In April 2022, Talmei Yosef entered into a tax assessment agreement with the Israeli Tax Authority for the fiscal years 2015-2020, as per which the tax treatment of the Talmei Yosef Plant was determined to follow IFRIC 12 – Service Concession Agreements. As a result of the tax assessment agreement part of the deferred tax recorded in connection with the Talmei Yosef Plant were converted into current income tax (timing differences of payable income tax) and an amount of approximately EUR 3,200 thousand advance payment of income tax was made.

F. The Talasol Project –

In December 2021, the Talasol Project entered into a New Facilities Agreement in the aggregate amount of €175 million with European institutional lenders (the “Talasol New Facilities Agreement”). Financial closing of the Talasol New Facilities Agreement was achieved in January 2022. The Talasol New Facilities Agreement provides for the provision of two tranches:

A.	a term loan in the amount of €155 million of which the final maturity date is June 30, 2044, and
B.	a term loan in the amount of €20 million of which the final maturity date is December 31, 2042.
Principal and interest repayment are made on a semi-annual basis, end of June and end of December.

The weighted average life of the New Talasol Financing is approximately 11.5 years, and it bears a fixed annual interest rate at a weighted average of approximately 3%.

More information regarding the New Talasol Financing included in Note 11 A to the annual financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 7 - Financial Instruments

Fair value

(1)         Financial instruments - the composition of the derivatives

	June 30,	December 31,
	2022	2021
	€ in thousands
	Unaudited	Audited
Derivatives presented under current assets
Currency swap	55	639
	55	639

Derivatives presented under non-current assets
Swap contracts	997	-
Currency swap	1,721	2,635
	2,718	2,635

Derivatives presented under current liabilities
Swap contracts	(25)	(3,431)
Financial power swap	(38,971)	(11,352)
	(38,996)	(14,783)

Derivatives presented under non-current liabilities
Financial power swap	(24,198)	(9,542)
Swap contracts	-	(565)
	(24,198)	(10,107)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 7 - Financial Instruments (cont’d)

Fair value (cont’d)

(2)         Financial instruments measured at fair value for disclosure purposes only

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, trade receivables, other receivables, other short-term investments, deposits, derivatives, bank overdraft, short-term loans and borrowings, trade payables and other payables are the same or proximate to their fair value.

The fair values of the other financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	June 30, 2022
		Fair value
	Carrying				Valuation techniques for	Inputs used to
	amount	Level 1	Level 2	Level 3	determining fair value	determine fair value
	€ in thousands
Non-current liabilities:
Debentures	113,758	109,412	-	-
Loans from banks and others (including current maturities)	265,905	-	247,350	-	Discounting future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 1.76%-2.75% with a zero floor, Euribor+ 5.27% fixed rate for 5 years of 2.9%-3.55% and 3%-4.65% and linkage to consumer price index in Israel.
	379,663	109,412	247,350	-

	December 31, 2021
		Fair value
	Carrying				Valuation techniques for	Inputs used to
	amount	Level 1	Level 2	Level 3	determining fair value	determine fair value
	€ in thousands
Non-current liabilities:
Debentures	137,299	140,293	-	-
Loans from banks and others (including current maturities)	218,895	-	223,287	-	Discounting future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 1.76%-2.75% with a zero floor, Euribor+ 5.27%, fixed rate for 5 years 2.9%-3.55% and 4.65% and linkage to consumer price index in Israel
	356,194	140,293	223,287	-

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 7 - Financial Instruments (cont’d)

Fair value (cont’d)

(3)         Fair value hierarchy of financial instruments measured at fair value

The table below presents an analysis of financial instruments measured at fair value on the temporal basis using valuation methodology in accordance with hierarchy fair value levels. The various levels are defined as follows:

Level 1: quoted prices (unadjusted) in active markets for identical instruments.
Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
Level 3: inputs that are not based on observable market data (unobservable inputs).

	June 30, 2022
	Level 1	Level 2	Level 3	Total	Valuation techniques for
	€ in thousands				determining fair value
Marketable securities	1,761	-	-	1,761	Market price
Swap contracts	-	972	-	972
Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Currency swap	-	1,776	-	1,776
Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Dori Energy loan	-	-	8,863	8,863
Fair value is measured by discounting the expected future loan repayments and using market interest rates appropriate for similar instruments, including the required adjustments for the specific loan. The discounting rate was estimated at approximately 11% and the expected annual change of Israeli Consumer Price Index, during the expected lifetime of the loan, was estimated at approximately 2.5%.

Financial power swap	-	-	(63,169)	(63,169)
Fair value is measured by discounting the future fixed and assessed cash flows, over the period of the contract and using market interest rates appropriate for similar instruments. The value is adjusted for the parties’ credit risks.

There have been no transfers from any Level to another Level during the six months ended June 30, 2022.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 7 - Financial Instruments (cont’d)

Fair value (cont’d)

(3)         Fair value hierarchy of financial instruments measured at fair value (cont’d)

	December 31, 2021
	Level 1	Level 2	Level 3	Total	Valuation techniques for
	€ in thousands				determining fair value
Marketable securities	1,946	-	-	1,946	Market price
Swap contracts	-	(3,996)	-	(3,996)
Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Currency swap	-	3,274	-	3,274
Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Dori Energy loan	-	-	8,495	8,495
Fair value is measured by discounting the expected future loan repayments and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks. The discounting rate was estimated at approximately 11% and the expected annual change of Israeli Consumer Price Index, during the expected lifetime of the loan, was estimated at approximately 1%.

Financial power swap	-	-	(20,894)	(20,894)
Fair value is measured by discounting the future fixed and assessed cash flows, over the period of the contract and using market interest rates appropriate for similar instruments. The value is adjusted for the parties’ credit risks.

(4)         Level 3 financial instruments carried at fair value

The table hereunder presents a reconciliation from the beginning balance to the ending balance of financial instruments carried at fair value in level 3 of the fair value hierarchy:

Financial assets
Dori Energy loan
€ in thousands

Balance as at December 31, 2021	8,495

Repayment of loan to an equity accounted investee	(149)
Loan to an equity accounted investee	-
Total income recognized in profit or loss	208
Interest	592
Foreign Currency translation adjustments	(283)

Balance as at June 30, 2022	8,863

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 7 - Financial Instruments (cont’d)

Fair value (cont’d)

(4)         Level 3 financial instruments carried at fair value (cont’d)

Financial assets
Financial power swap
€ in thousands

Balance as at December 31, 2021	(20,894)

Total loss recognized in other comprehensive income (loss)	(42,275)

Balance as at June 30, 2022	(63,169)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 8 - Fixed assets

				Office
	Photovoltaic	Pumped	Biogas	furniture and
	Plants	storage	installations	equipment	Total
	€ in thousands
Cost
Balance as at January 1, 2022	251,027	78,892	35,192	190	365,301
Additions	4,999	13,714	431	14	19,158
Effect of changes in exchange rates	-	-	-	(1)	(1)
Balance as at June 30, 2022	256,026	92,606	35,623	203	384,458

Balance as at January 1, 2021	223,626	16,607	34,107	180	274,520
Additions	27,401	62,285	1,085	8	90,779
Effect of changes in exchange rates	-	-	-	2	2
Balance as at December 31, 2021	251,027	78,892	35,192	190	365,301

Depreciation
Balance as at January 1, 2022	17,297	-	6,952	155	24,404
Depreciation for the period	5,868	-	1,497	10	7,375
Effect of changes in exchange rates	-	-	-	(1)	(1)
Balance as at June 30, 2022	23,165	-	8,449	164	31,778

Balance as at January 1, 2021	6,286	-	4,002	137	10,425
Depreciation for the year	11,011	-	2,950	16	13,977
Effect of changes in exchange rates	-	-	-	2	2
Balance as at December 31, 2021	17,297	-	6,952	155	24,404

Carrying amounts
As at June 30, 2022	232,861	92,606	27,174	39	352,680
As at December 31, 2021	233,730	78,892	28,240	35	340,897

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 9 - Operating Segments

The basis of segmentation and the measurement basis for the segment profit or loss are the same as that presented in Note 22 regarding operating segments in the annual financial statements. Segment assets consist of current assets, fixed assets and intangible assets, as included in reports provided regularly to the chief operating decision maker.

	PV								Total
			Ellomay			Bio			reportable		Total
	Italy	Spain	Solar	Talasol	Israel[1]	Gas	Dorad	Manara	segments	Reconciliations	consolidated
	For the six months ended June 30, 2022
	€ in thousands

Revenues	-	2,081	327	20,402	2,246	5,830	26,756	-	57,642	(28,446)	29,196
Operating expenses	-	(100)	(191)	(7,088)	(214)	(5,539)	(20,769)	-	(33,901)	20,769	(13,132)
Depreciation expenses	-	(452)	-	(5,655)	(1,268)	(1,607)	(3,240)	-	(12,222)	4,244	(7,978)
Gross profit (loss)	-	1,529	136	7,659	764	(1,316)	2,747	-	11,519	(3,433)	8,086
Project development costs											(1,554)
General and administrative expenses											(3,297)
Share of profits of equity
accounted investee											(602)
Operating profit											2,633
Financing income											4,439
Financing expenses in connection
with derivatives and warrants, net											338
Financing expenses											(6,958)
Income before taxes on Income											452
Segment assets as at
June 30, 2022	7,273	15,376	21,684	267,090	36,404	31,661	108,718	120,906	609,112	(34,776)	574,336

1 The Talmei Yosef PV Plant located in Israel is presented under the fixed asset model and not under the financial asset model as per IFRIC 12.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 9 - Operating Segments (cont’d)

	PV								Total
			Ellomay			Bio			reportable		Total
	Italy	Spain	Solar	Talasol	Israel[1]	Gas	Dorad	Manara	segments	Reconciliations	consolidated
	For the six months ended June 30, 2021
	€ in thousands

Revenues	-	1,534	-	12,140	2,130	6,129	22,940	-	44,873	(24,480)	20,393
Operating expenses	-	(423)	-	(2,054)	(170)	(4,925)	(18,049)	-	(25,621)	18,049	(7,572)
Depreciation expenses	-	(451)	-	(4,836)	(1,151)	(1,552)	(2,685)	-	(10,675)	3,599	(7,076)
Gross profit (loss)	-	660	-	5,250	809	(348)	2,206	-	8,577	(2,832)	5,745
Project development costs											(1,119)
General and
administrative expenses											(2,572)
Share of profits of equity
accounted investee											(772)
Operating profit											1,282
Financing income											1,716
Financing expenses in connection
with derivatives and warrants, net											(109)
Financing expenses											(7,745)
Loss before taxes
on Income											(4,856)
Segment assets as at
June 30, 2021	833	15,130	5,589	243,076	35,548	34,903	106,164	90,300	531,543	(34,903)	496,640

1 The Talmei Yosef PV Plant located in Israel is presented under the fixed asset model and not under the financial asset model as per IFRIC 12.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 9 - Operating Segments (cont’d)

	PV								Total
			Ellomay			Bio			reportable		Total
	Italy	Spain	Solar	Talasol	Israel[1]	Gas	Dorad	Manara	segments	Reconciliations	consolidated
	For the year ended December 31, 2021
	€ in thousands

Revenues	-	2,587	-	29,432	4,255	12,686	51,630	-	100,590	(54,869)	45,721
Operating expenses	-	(472)	-	(6,305)	(367)	(10,446)	(39,175)	-	(56,765)	39,175	(17,590)
Depreciation expenses	-	(904)	-	(10,586)	(2,374)	(3,135)	(5,539)	-	(22,538)	7,422	(15,116)
Gross profit (loss)	-	1,211	-	12,541	1,514	(895)	6,916	-	21,287	(8,272)	13,015
Project development costs											(2,508)
General and
administrative expenses											(5,661)
Share of loss of equity
accounted investee											117
Operating profit											4,963
Financing income											2,931
Financing expenses in connection
with derivatives and warrants, net											(841)
Financing expenses, net											(28,974)
Loss before taxes
on Income											(21,921)
Segment assets as at
December 31, 2021	1,715	13,841	14,456	247,004	38,809	34,570	118,435	107,678	576,508	(24,529)	551,979

1 The Talmei Yosef PV Plant located in Israel is presented under the fixed asset model and not under the financial asset model as per IFRIC 12.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 10 - Leases

1.           Material lease agreements entered into during the period

Ellomay Solar Italy One and Ellomay Solar Italy Two each lease land in in the municipality of Latina, Borgo Bainsizza, Lazio Region, Italy from private lessors for a period of 31 years, on which they are constructing photovoltaic facilities. The contractual period of the aforesaid lease agreements ends in May 2053. A right-of-use asset in the amount of €1,335 thousand has been recognized in the statement of financial position in May 2022 in respect of leases of land. A lease liability in the amount of €1,335 thousand has been recognized in the statement of financial position in May 2022 in respect of such leases of land, out of which an amount of €17 thousand has been recognized in short term liabilities.

2.          Right-of-use assets

	Italy	Spain	Talasol	Israel	Bio Gas	Manara	Total
	€ in thousands
Cost

Balance as at January 1, 2022	-	2,755	7,587	1,503	170	11,352	23,367
Additions	1,335	-	-	36	-	97	1,468
Depreciation for the period	(5)	(58)	(202)	(59)	(110)	(237)	(671)
Disposals	-	(394)	-	-	-	-	(394)
Effect of changes in exchange rates	-	-	-	(48)	-	(362)	(410)
Balance as at June 30, 2022	1,330	2,303	7,385	1,432	60	10,850	23,360

3.          Lease liability

Maturity analysis of the company's lease liabilities

June 30, 2022
€ in thousands
Less than one year	675
One to five years	2,840
More than five years	13,366

Total	16,881

Current maturities of lease liability	675

Long-term lease liability	16,206

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 11 - Subsequent events

In order to manage the currency risk resulting from the Series C Debentures, which are denominated in NIS, the Company executed currency swap transactions in March 2021. The Company exchanged Series C Debentures NIS denominated notional principal in the aggregate amount of NIS 100,000 thousand with a euro notional principal. Such currency swap transactions qualified for hedge accounting.

On August 17, 2022, the company closed the currency swap transaction at a mark to market price of approximately EUR 3.8 million and recorded the proceeds to be received in the same amount against the hedging reserve. The hedging reserve will be recorded as financing expenses over the life of Series C Debentures.